October 15, 2008

By Hand Delivery and EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	BreitBurn Energy Partners L.P. Registration Statement on Form S-3 File No. 333-153579 Filed September 18, 2008

Dear Mr. Schwall:

On behalf of BreitBurn Energy Partners L.P. (the “Partnership”), we are filing Amendment No. 1 to the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Partnership to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 6, 2008 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Partnership’s response to each comment or request for additional information is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Partnership and its executive officers, and directors has been provided to us by the Partnership.

General

1.	We note that you have not filed your legal and tax opinions. Please file these exhibits so that we may review and comment upon them.

Response:

The Company has filed, via EDGAR, the legal and tax opinions to the Registration Statement for the Staff’s review.

Mr. H. Roger Schwall
October 15, 2008

The Selling Unitholder, page 40

2.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Quicksilver Resources Inc.

Response:

The Partnership has revised the Registration Statement accordingly. Please see page 39.

3.	Please include in this section a discussion of how the shares were acquired by Quicksilver Resources Inc.

Response:

The Partnership has revised the Registration Statement accordingly. Please see the prospectus cover page and page 39.

4.	Please discuss any relationship that Quicksilver Resources Inc. has had with you during the past three years.

Response:

To the Partnership’s knowledge, the selling unitholder has not, nor has the selling unitholder had within the past three years, any position, office or other material relationship with the Partnership or any of the Partnership’s predecessors or affiliates, other than the selling unitholder’s ownership of the Partnership’s common units. In addition, the selling unitholder has indicated to the Partnership that the selling unitholder has not had a material relationship with the Partnership (other than the transaction under which the selling unitholder acquired the common units from the Partnership) within the three-year period immediately preceding October 15, 2008. The Partnership has revised the Registration Statement accordingly. Please see page 39.

If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley A. Barber of the same firm at (212) 237-0022.

Sincerely,

/s/ Shelley A. Barber

Shelley A. Barber

cc:	Mr. Sean Donahue Mr. Halbert S. Washburn Mr. Randall H. Breitenbach Mr. Gregory C. Brown